Exhibit 12.1

	DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(dollars in thousands)
	2006	2005	2004	2003	2002
Income (loss) before income taxes	$664	$(727)	$(2,404)	$(19,251)	$(121)
Fixed charges
Amortization of deferred financing costs	-	-	-	856	1,079
Interest expense	31,599	31,127	30,508	20,244	18,127
Earnings before fixed charges	$32,263	$30,400	$28,106	$1,849	$19,085

Fixed charges
Amortization of deferred financing costs	$-	$-	$-	$856	$1,079
Interest expense	31,599	31,127	30,508	20,244	18,127
Total fixed charges	$31,599	$31,127	$30,508	$21,100	$19,206

Ratio of earnings to fixed charges(1)	1.02	-	-	-	-

(1) If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1. In 2006 we had income before taxes of $664,000 generating a ratio of 1.02 to 1.00. Due to our losses in 2005, 2004, 2003 and 2002 the ratio coverage in the respective years was less than 1.00 to 1.00. We needed to generate additional earnings of $727,000, $2,404,000, $19,251,000 and $121,000 in 2005, 2004, 2003 and 2002, respectively, to achieve a coverage ratio of 1.00:1.00.